Contact:
Jonathan Burgin
Chief Financial Officer
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES PRELIMINARY SECOND QUARTER 2007 RESULTS
Full Earnings Release and Conference Call Scheduled for Monday, July 23, 2007

TEL-AVIV, Israel— July 3, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced that, based on preliminary data, management expects the Company’s 2007 second quarter revenues to be approximately $2.4 million, which is significantly lower than its revenues of $5.7 million for the second quarter of 2006. Management also expects that the Company will post a net loss for the period. The Company plans to publish its full results on Monday, July 23rd, and to hold an interactive conference call on the same day to discuss the Company’s second quarter results in more detail and to answer investors’ questions.

“The second quarter was another disappointing period for us, reflecting both market conditions and the fact that we are still in the process of solving a variety of tactical execution issues,” commented Mr. David Ripstein, RADCOM’s President and Chief Executive Officer. “Given our inability to predict the timing of the resolution of either of these factors, we are temporarily suspending our annual guidance. However, we continue to see the long-term market opportunity for our products, and we believe strongly in the competitive advantage that our products offer. As such, we remain confident in the Company’s overall strategy and its long-term potential.”

###

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’s shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.